Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 25, 2016
Relating to Prospectus Supplement dated April 21, 2016
Registration Statement No. 333-190017

April 25, 2016

Dear Friend of Enterprise Bank,

RE: Community Offering to Purchase Shares of Enterprise Bancorp, Inc. Common Stock at $21.50
We believe that the current banking environment provides well-positioned banks, such as Enterprise Bank, strong growth and market share opportunities. For the twelve month period that ended March 31, 2016, the Bank’s assets, loans and customer deposits grew by 11%, 11% and 14%, respectively.
To support the Bank’s strong recent growth and to take advantage of future growth and market opportunities, Enterprise Bancorp, Inc., the Bank’s parent bank holding company, intends to raise up to $10 million in capital through a rights offering to existing shareholders (the “Rights Offering”) partnered with a supplemental community offering (the “Community Offering”). The Rights Offering and the Community Offering will be made only by means of the prospectus supplement (the “prospectus”) enclosed with this letter.
While the Bank is considered “well capitalized” (which is the highest capital requirement designation under applicable FDIC regulations), we believe that raising additional capital will position the Bank to maintain its organic growth path and seize strategic opportunities. We are excited about the possibility in the years ahead to, among other things, attract new customers, increase market share and expand geographically.
POTENTIAL OPPORTUNITY TO PURCHASE ENTERPRISE BANCORP, INC. STOCK:
If shares of common stock remain available for sale after the expiration of the Rights Offering, the Company will offer the remaining shares to the public at the purchase price of $21.50 per share, subject to the terms and conditions detailed in the prospectus.
The terms of the Community Offering are described in greater detail in the prospectus. Prior to making a decision regarding the purchase of shares, you should read the enclosed prospectus and other documents that we have filed with the Securities and Exchange Commission (the “SEC”) in their entirety.
THE COMMUNITY OFFERING EXERCISE DEADLINE:
This Community Offering expires at 5:00 p.m., Eastern Standard Time, on June 10, 2016; if you plan on investing, your completed subscription agreement, W-9, and full payment must be received and cleared by Computershare on or prior to June 10, 2016, regardless of when they were mailed.

INFORMATION SESSIONS:
We are holding several Information Sessions that will review the offerings in further detail. These presentations will be held as follows:

▪	Tuesday, May 10th - Tuscan Kitchen, Salem, NH

▪	Wednesday, May 11th - Lanam Club, Andover, MA

▪	Thursday, May 12th - Enterprise Bank Community Room, 18 Palmer Street, 2nd Floor, Lowell, MA

▪	Monday, May 16th - Nashua Country Club, Nashua, NH

▪	Wednesday, May 18th - Westford Regency Inn & Conference Center, Westford, MA
All presentations will commence at 5:30 p.m. followed by a social hour, including heavy hors d’oeuvres. If you wish to attend one of the Information Sessions, please contact Lisa Montgomery at 1-877-671-2265 ext. 4519 or at lisa.montgomery@ebtc.com.
The foregoing description of the Rights Offering and the Community Offering does not purport to be complete and is qualified in its entirety by reference to the enclosed prospectus. Should you have any questions regarding the enclosed documents or in completing the enclosed information, please contact Jim Marcotte at (978)656-5614 or Joe Lussier at (978)656-5578.
Please feel free to contact us with any questions you may have. We look forward to seeing you at one of the Information Sessions.

Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

The above text contains statements about future events that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by reference to a future period or periods or by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” “plan,” and other similar terms or expressions. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to, general economic conditions, changes in interest rates, regulatory considerations, competition, and the receipt of required regulatory approvals. For more information about these factors, please see our reports filed with or furnished to the SEC, including our most recent Annual Report on Form 10-K on file with the SEC, including the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” Any forward-looking statements contained in this press release are made as of the date hereof, and we undertake no duty, and specifically disclaim any duty, to update or revise any such statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will send you the prospectus if you request it by contacting Enterprise Bancorp, Inc., Attn: Investor Relations, 222 Merrimack Street, Lowell, MA 01852 or by calling toll-free at 1-877-671-2265, ext. 4519.